Exhibit 99.3

PEMBINA PIPELINE CORPORATION

SUPPLEMENTAL FINANCIAL INFORMATION

Exhibit to September 30, 2015 Condensed Consolidated Interim Statements of Financial Position

The following ratio, based on the Condensed Consolidated Interim Statements of Financial Position, is for the twelve month period then ended.

Twelve Months Ended September 30, 2015

Earnings coverage (1)	2.9x

(1)	Earnings coverage is equal to profit attributable to owners of Pembina before borrowing costs and income taxes divided by borrowing costs (including capitalized costs) and dividend obligations on preferred shares.